Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PAPAYA GROWTH OPPORTUNITY CORP. I

PAPAYA GROWTH OPPORTUNITY CORP. I, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.     The name of the Corporation is “Papaya Growth Opportunity Corp. I.” The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 8, 2021. A First Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 19, 2021 (the “First Amended and Restated Certificate”). A Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 13, 2022 (the “Second Amended and Restated Certificate”).

2.     This Amendment to the Second Amended and Restated Certificate (this “Amendment”) has been duly adopted by the Board of Directors of the Corporation and approved by the Corporation’s stockholders in accordance with the provisions of the Second Amended and Restated Certificate and Section 242 of the General Corporation Law of the State of Delaware.

3.     This Amendment further amends the provisions of the Second Amended and Restated Certificate.

4.     The Second Amended and Restated Certificate is hereby amended by deleting Article IX, Section 9.01(c) in its entirety and inserting the following in lieu thereof:

(c)   Notwithstanding Section 9.01(b) or any other provision of this Second Amended and Restated Certificate, if the Company wishes to extend the time to complete its initial Business Combination beyond 15 months, the Board may, upon the request of the Sponsor and without the approval of any of the Corporation’s other stockholders, extend the period of time the Corporation shall have to consummate an initial Business Combination up to six times, each by an additional one month (for a total extension of up to 6 months) to consummate an initial Business Combination (or an aggregate of up to 21 months from the closing of the Offering), subject to the Sponsor, or its affiliates or designees, depositing into the Trust Account the lesser of (a) $325,000 and (b) $0.0325 for each Offering Share that remains outstanding at the time of such deposit (such amount, the “Monthly Extension Amount”), on or prior to the date of the applicable deadline, for each of the available one month extensions providing a total possible Business Combination period of 21 months. Any such payments would be made in the form of non-interest bearing loans, evidenced by an unsecured promissory note equal to the amount of any such deposit, which will not be repaid in the event that we are unable to close a Business Combination unless there are funds available outside the Trust Account to do so. Our Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for us to complete our initial Business Combination. Our Public Stockholders will not be entitled to vote or redeem their shares in connection with any such extension. As a result, we may conduct such an extension even though a majority of our Public Stockholders do not support such an extension and will not be able to redeem their shares in connection therewith. In the event that the Sponsor elects at its option to deposit extra funds into the trust account as described in this Section 9.01(c) prior to or in connection with the applicable deadlines described in Section 9.01(b), the Corporation’s deadline to consummate an initial Business Combination under this Amended and Restated Certificate shall be automatically extended by such one-month increments, as applicable.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 12th day of April, 2023.

PAPAYA GROWTH OPPORTUNITY CORP. I

By:	/s/ Clay Whitehead
Name: Clay Whitehead
Title: Chief Executive Officer

[Signature Page to Charter Amendment]